UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-31410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COTT BEVERAGES SAN BERNARDINO SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, Florida 33634

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario	5519 West Idlewild Avenue Tampa, Florida 33634

Cott Beverages San Bernardino Savings & Retirement Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

Cott Beverages San Bernardino Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

June 25, 2010

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008

Assets
Noninterest bearing cash	$—	$1,067
Investments, at fair value	3,259,431	1,988,797
Due from broker	1,990	—
Participant contributions receivable	1,466	7,324
Employer contributions receivable	1,231	5,594

	3,264,118	2,002,782

Liabilities
Due to broker	2,301	1,070

Net assets available for benefits at fair value	3,261,817	2,001,712

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts (Note 2)	19,709	45,121

Net Assets Available for Benefits	$3,281,526	$2,046,833

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

Additions to net assets attributed to
Participant contributions	$155,296	$158,834
Employer contributions	119,534	114,397
Interest and dividend income	33,167	28,607
Net appreciation (depreciation) in fair value of investments	989,710	(593,970)

Total additions (deductions)	1,297,707	(292,132)

Deductions from net assets attributed to
Benefit paid to participants	55,523	187,064
Administrative costs	7,491	7,416

Total deductions	63,014	194,480

Net increase (decrease)	1,234,693	(486,612)
Net Assets Available for Benefits
Beginning of year	2,046,833	2,533,445

End of year	$3,281,526	$2,046,833

The accompanying notes are an integral part of these financial statements.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

General

The following description of the Cott Beverages San Bernardino Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering union employees 18 years or older who have completed three months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2009 and 2008, Wachovia Retirement Services Company (“Wachovia”) served as the trustee and custodian.

Contributions

Active participants can contribute up to 15% of earnings, to a maximum of $16,500 for 2009 and $15,500 for 2008, to the Plan in the form of basic contributions. The Company matches dollar for dollar on employee contributions up to 3% of the participant’s earnings. Investment in Cott Corporation Common Stock is optional for Plan participants. The Company also contributes a nonelective contribution equal to 2% of the participant’s compensation regardless of whether they elect to contribute to the Plan. Contributions in excess of those allowed by IRC Section 401(K) (3) are reflected as excess participant contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and nonelective contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% per year. A participant is 100% vested after 5 years of credited service.

Investment Options

The Plan provides participants with eleven diverse mutual funds, two collective investment trust funds and Cott Corporation Common Stock, as investment options in which to invest their contributions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment and are recorded when paid.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

Recently Issued Accounting Pronouncements

Accounting Standards Codification

During 2009, we adopted the FASB Accounting Standards Update No. 2009-01, Amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). The Codification became the single source of authoritative GAAP in the U.S., other than rules and interpretive releases issued by the United States Securities and Exchange

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

Commission (“SEC”). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance – authoritative and nonauthoritative. All non-grandfathered, non-SEC accounting literature that was not included in the Codification became nonauthoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place. Accordingly, the adoption had no impact on the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits. All prior references to previous GAAP in the Plan’s financial statements were updated for the new references under the Codification.

ASC No. 820 – Fair Value Measurement and Disclosure

Effective for our 2009 fiscal year, we adopted Accounting Standard Codification (“ASC”) No. 820, Fair Value Measurements and Disclosures (“ASC 820”), as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. ASC 820 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of ASC 820, as it relates to nonfinancial assets and nonfinancial liabilities had no impact on the financial statements. The provisions of ASC 820 will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of ASC 820.

ASU No. 2009-05 – Measuring Liabilities at Fair Value

In August 2009, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (“ASU 2009-05”), which amends ASC 820-10. ASU 2009-05 provides clarification in circumstances when a quoted price in an active market for an identical liability is not available. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Additionally, ASU 2009-05 clarifies that both a quoted price in an active market for an identical liability at the measurement date and the quoted price for an identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. We have evaluated the potential impact of ASU 2009-05 and determined that it did not have a material impact on the Plan’s financial statements.

ASU No. 2009-12 – Fair Value Measurements and Disclosures

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2009-12 permits the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values as defined by FASB. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted. We adopted these amendments effective January 1, 2009. The adoption did not have a material impact on the Plan’s financial statements.

ASU No. 2010-09 – Subsequent Events

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which became effective upon issuance and amended the guidance on subsequent events to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. The Company has evaluated certain events and transactions after December 31, 2009 and see Note 11, Subsequent Events, for further discussion of subsequent events.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual Funds and two collective investment trust funds managed by Wachovia Securities as of December 31, 2009. The fair values of investments in the collective trust funds are valued as determined by the custodian based on their net asset values and recent transaction prices. Investments in securities for which exchange quotations are readily available are valued at the last sales price or, if no sales price exists, at the closing bid price. Investments in mutual funds are recorded at their respective daily net asset value.

As described in ASC No. 946-210-45, Financial Services – Investment Companies, investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Therefore the presentation of the December 31, 2009 and 2008 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions and fund transfers. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Contributions

Participant and employer contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of plan termination.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 2004, that the Plan is qualified, and that the trust established under the plan is tax exempt under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

5.	Forfeitures

Forfeited nonvested amounts were $829 and $6,467 at December 31, 2009 and 2008, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $5,638 and $292 for 2009 and 2008, respectively

6.	Collective Investment Trust

The Wachovia Diversified Stable Value Fund (the “Value Fund”) and Wachovia Equity Index Trust Fund (the “Equity Index Fund”), offered to participants of the Plan, are collective investment trust funds managed by Wachovia Securities. The Value Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The Equity Index Fund consists of a diversified portfolio of equity investments. Income is accrued daily and reinvested in the funds. The accrual of income is reflected in each fund’s unit price which is priced daily and is not held constant.

7.	Related Party Transactions

Fees paid by the Plan for trustee management services amounted to $7,491 and $7,416 for the years ended December 31, 2009 and 2008, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s investments include shares of Cott Corporation Common Stock. These transactions qualify as party-in-interest transactions. Certain Plan investments are managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, the Value Fund and Equity Index Fund qualify as party-in-interest transactions. The Evergreen International Equity Fund is a mutual fund managed by subsidiaries of Wachovia; therefore, qualifies as a party-interest transaction.

8.	Investments

The following table presents the Plan’s investments that represent 5% or more of the Plan’s assets as of December 31, 2009 and 2008, respectively:

	2009	2008

American Funds Balanced Fund	$381,996	$239,929
American Funds Growth Fund of America	772,821	510,049
JP Morgan Core Bond Fund Select	268,672	222,037
Wachovia Diversified Stable Value Fund	924,654	837,141
Cott Corporation Common Stock	813,916	117,925

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Collective Investment Trust Fund	$21,763	$27,416
Common stock	705,144	(106,837)
Mutual funds	262,803	(514,549)

	$989,710	$(593,970)

9.	Fair Value Measurements

ASC No. 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

•	Collective Investment Trust: Valued by the custodian based on their net asset values and recent transaction prices (Refer to Note 2 “Investment Valuation and Income Recognition”).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$844,093	$—	$—	$844,093
Equity
International Equity	7,086	—	—	7,086
Fixed Income	271,702	—	—	271,702
Balanced	381,996	—	—	381,996
Common stock	813,916	—	—	813,916
Collective Investment Trust Fund	—	940,638	—	940,638

Total assets at fair value	$2,318,793	$940,638	$—	$3,259,431

Cott Beverages San Bernardino Savings & Retirement Plan

Notes to Financial Statements

December 31, 2009 and 2008

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net Assets Available for Benefits per the financial statements	$3,281,526	$2,046,833
Less: Current year participant contributions receivable	(1,466)	(7,324)
Less: Current year employer contributions receivable	(1,231)	(5,594)
Less: Adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	(19,709)	(45,121)

Net Assets Available for Benefits per Form 5500	$3,259,120	$1,988,794

The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Participant contributions per the financial statements	$155,296	$158,834
Plus: Prior year participant contributions receivable	7,324	—
Less: Current year participant contributions receivable	(1,466)	(7,324)

Participant contributions per Form 5500	$161,154	$151,510

Employer contributions per the financial statements	$119,534	$114,397
Plus: Prior year employer contributions receivable	5,594	—
Less: Current year employer contributions receivable	(1,231)	(5,594)

Employer contributions per Form 5500	$123,897	$108,803

The following is a reconciliation of net appreciation (depreciation) in fair value of investments per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net appreciation (depreciation) in fair value of investments per the financial statements	989,710	(593,970)
Plus: Prior year adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	45,121	(800)
Plus: Dividend income for year ended December 31, 2008	—	28,608
Less: Current year adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	(19,709)	(45,121)

Net appreciation (depreciation) in fair value of investments per Form 5500	1,015,122	(611,283)

11.	Subsequent Events

Effective March 2010, the Company changed the Plan’s 401(k) provider from Wachovia to New York Life Retirement Services.

Cott Beverages San Bernardino Savings & Retirement Plan Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2009	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	American Funds Balanced Fund	Mutual Fund	N/A	$381,996
	American Funds Growth Fund of America	Mutual Fund	N/A	772,821
	Columbia Large Cap Value	Mutual Fund	N/A	985
	Columbia Small Cap Value II	Mutual Fund	N/A	2,362
	Davis New York Venture Fund	Mutual Fund	N/A	18,218
	JP Morgan Core Bond Fund Select	Mutual Fund	N/A	268,672
*	Evergreen International Equity Fund	Mutual Fund	N/A	7,086
	Fidelity Advisor Mid Cap Fund	Mutual Fund	N/A	11,508
	Franklin Strategic Series	Mutual Fund	N/A	3,031
	Goldman Sachs Mid Cap Value Fund	Mutual Fund	N/A	29,019
	Thornburg Core Growth Fund	Mutual Fund	N/A	9,179
*	Wachovia Diversified Stable Value Fund	Collective Investment Trust Fund	N/A	924,654
*	Wachovia Equity Index Trust Fund	Collective Investment Trust Fund	N/A	15,984
*	Cott Corporation	Common Stock	N/A	813,916

				$3,259,431

*	Party-In-Interest as defined by ERISA.
**

Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cott Beverages San Bernardino Savings & Retirement Plan

By:	/s/Reese Reynolds
Reese Reynolds Senior Director Global Compensation & Benefits Cott Corporation

June 25, 2010